EXHIBIT 11 COMPUTATION OF LOSS PER SHARE

(In thousands, except per share data)	Three Months Ended March 31,
	2014	2013
NUMERATOR:
Net loss attributable to the Company – common shares	$(424,190)	$(203,003)
Less: Participating securities dividends	-	2,566
Net loss attributable to the Company per common share – basic and diluted	$(424,190)	$(205,569)

DENOMINATOR:
Weighted average common shares outstanding - basic	83,800	83,126
Effect of dilutive securities:
Stock options and restricted stock (1)	-	-
Weighted average common shares outstanding - diluted	83,800	83,126

Net loss attributable to the Company per common share:
Basic	$(5.06)	$(2.47)
Diluted	$(5.06)	$(2.47)

(1)    Equity awards of 6.2 million and 5.3 million were outstanding as of March 31, 2014 and 2013, respectively, but were not included in the computation of diluted earnings per share because to do so would have been antidilutive.